Exhibit 3.1

FIRST AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Section 5.01 of Article V of the Amended and Restated Bylaws of Behringer Harvard Opportunity REIT I, Inc. is hereby amended in its entirety as follows:

Section 5.01.          General Provisions.  The officers of the Corporation shall be elected by the Board of Directors, and shall include a President, Treasurer, Secretary, and any other officers as determined by the Board of Directors.  Such officers may include a Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, one or more Assistant Treasurers, a Secretary, and/or one or more Assistant Secretaries.  In addition, the Board of Directors may from time to time appoint such other officers with such powers and duties as they shall deem necessary or desirable.  The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders, except that the Chief Executive Officer may appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.  If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient.  Each officer shall hold office until his successor is elected and qualifies or until his death, resignation or removal in the manner hereinafter provided.  Any two or more offices except president and vice president may be held by the same person.  In its discretion, the Board of Directors may leave unfilled any office except that of President, Treasurer and Secretary.  Election of an officer or agent shall not itself create contract rights between the Corporation and such officer or agent.

Section 5.05 of Article V of the Amended and Restated Bylaws of Behringer Harvard Opportunity REIT I, Inc. is hereby amended in its entirety as follows:

Section 5.05.          The Chairman of the Board; Vice Chairman of the Board.  Unless otherwise designated by the Board of Directors, the Chief Executive Officer shall also be the Chairman of the Board.  The Chairman of the Board shall preside at all meetings of the stockholders, the Board of Directors and any committee on which he serves.  The Chairman in his role as an executive officer shall not have any authority with respect to the business, financial affairs or day-to-day operations of the Corporation.

The Vice Chairman of the Board shall assist the Chairman of the Board in the discharge of the Chairman’s duties as from time to time may be assigned to him by the Chairman or by the Board of Directors.  At the request of the Chairman, or in case of his absence or inability to act, unless otherwise directed by the Board of Directors, the Vice Chairman of the Board shall perform the duties of the Chairman and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Chairman.

Effective as of January 20, 2012